ROSSI
RESIDENCIAL

02 DEC -2 AM 8:10

02060118

November 13, 2002

Mr.. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549
U.S.A.

SUPPL

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi Cuppoloni

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Encl. Notice to Investors dated November 13, 2002

cc: Glorinete Laurentino
The Bank of New York

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

FATO RELEVANTE

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Data, hora e local: 13 de novembro de 2002, às 10:00 (dez) horas, na sede social na Avenida Marginal do Rio Pinheiros nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi. **Presença:** Totalidade dos membros do Conselho de Administração. **Mesa:** João Rossi Cuppoloni - Presidente. Edmundo Rossi Cuppoloni - Secretário. **Ordem do dia**: (i) autorizar a realização de aumento de capital da Companhia, dentro do limite do capital autorizado previsto no Estatuto Social da Companhia, mediante emissão pública de ações ordinárias, todas nominativas e sem valor nominal; (ii) deliberar sobre as características das ações a serem emitidas; (iii) deliberar sobre a forma de colocação das ações a serem emitidas, bem como a exclusão do direito de preferência para a subscrição das ações pelos acionistas da Companhia e a concessão de período de reserva para a subscrição das ações; (iv) deliberar sobre os direitos que as ações a serem emitidas conferirão a seus titulares; e (v) autorizar a Diretoria da Companhia a praticar todos os atos necessários à consecução das deliberações tomadas, incluindo a contratação de instituições financeiras autorizadas a operar no mercado de capitais para a realização da oferta e distribuição pública das ações objeto do presente aumento de capital. **Deliberações**: Os membros do Conselho de Administração presentes deliberaram, por unanimidade de votos, o seguinte: **1)** Autorizar a realização do aumento de capital da Companhia em até R$ 80.000.000,00 (oitenta milhões de reais), dentro do limite do capital autorizado previsto no Estatuto Social da Companhia, mediante a emissão de ações ordinárias para subscrição pública, todas nominativas e sem valor nominal; **2)** Em decorrência da matéria aprovada

no item 1 acima, foi deliberado que (a) o preço de emissão das ações ordinárias será fixado posteriormente pelo Conselho de Administração, em reunião a ser realizada para este fim, em momento anterior à concessão do registro de emissão pela Comissão de Valores Mobiliários – CVM, após a finalização do procedimento de *bookbuilding* a ser realizado pelo coordenador da distribuição pública das ações, com base na cotação das ações da Companhia na BOVESPA nos 90 (noventa) dias anteriores à reunião do Conselho de Administração que vier a aprovar o preço de emissão e o número de ações a serem emitidas no aumento de capital, admitindo-se ágio ou deságio em função das condições de mercado, em conformidade com o disposto no artigo 170, parágrafo primeiro, inciso III da Lei nº 6.404/76; (b) a quantidade de ações ordinárias a serem emitidas pela Companhia, no âmbito do aumento de capital acima referido, será fixada posteriormente pelo Conselho de Administração, na mesma reunião que definir o preço de emissão das ações; (c) o aumento de capital será realizado mediante distribuição pública das ações ordinárias a serem emitidas no mercado brasileiro, adotando-se o procedimento diferenciado de distribuição pública de que trata o artigo 33 da Instrução CVM nº 13/80; (d) o referido aumento de capital será realizado com a exclusão do direito de preferência para subscrição das novas ações pelos acionistas da Companhia, nos termos do artigo 172 da Lei nº 6.404/76 e do Estatuto Social da Companhia, devendo, no entanto, ser concedido aos mesmos um período de reserva de 5 (cinco) dias úteis, contado a partir da data definida e divulgada em fato relevante a ser publicado pela Companhia, para que os acionistas possam efetuar a reserva de subscrição das ações a serem emitidas; (e) as ações ordinárias objeto do presente aumento de capital conferirão a seus titulares os mesmos direitos conferidos às ações ordinárias previstos no Estatuto Social e na legislação aplicável, e farão jus a dividendos integrais que eventualmente vierem a ser distribuídos com base no resultado verificado no exercício social a ser encerrado em 31 de dezembro de 2003; **3)** Autorizar a Diretoria da Companhia a praticar todos e quaisquer atos e

celebrar todos e quaisquer documentos necessários à execução do aumento de capital e distribuição pública de ações ora aprovadas, incluindo a contratação de instituições financeiras autorizadas a operar no mercado de capitais para proceder à oferta pública das ações a serem emitidas, após a concessão do competente registro pela Comissão de Valores Mobiliários – CVM. **Encerramento:** Nada mais havendo a tratar, a ata foi lavrada, aprovada e assinada pela totalidade dos membros do Conselho de Administração. *aa)* João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz. Sergio Pedroso Rossi Cuppoloni. Cleber Agostinho Palácio de Almeida.

A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 13 de novembro de 2002

João Rossi Cuppoloni
Diretor Presidente